

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 3561

January 14, 2010

Mr. Thomas M. Steinbauer
 Chief Financial Officer
AMERISTAR CASINOS, INC.
3773 Howard Hughes Parkway
Suite 490 South
Las Vegas, Nevada 89169

> **Re:** **Ameristar Casinos, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **File No. 0-22494**

Dear Mr. Steinbauer:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief